                                                    Filed Pursuant to Rule 424B3
                                                      Registration No. 333-37141

                                1,849,871 SHARES

                                IDT CORPORATION

                                  COMMON STOCK
                               ------------------

    This Prospectus relates to the offer and sale from time to time by the Selling Stockholders (as defined below) of up to 1,849,871 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of IDT Corporation (the "Company"). The Company is registering the Shares pursuant to
(i) a Securities Purchase Agreement, dated as of September 5, 1997, among the Company, RGC International Investors, LDC, Pangaea Fund Ltd., Special Situations Private Equity Fund, L.P. and Halifax Fund L.P. (the "Debenture Investors");
(ii) Warrants for the Purchase of Common Stock, dated September 5, 1997, between the Company, Tanner Unman & Co. ("Tanner Unman") and certain affiliates of Tanner Unman (collectively, the "Tanner Unman Warrantholders"); (iii) a Stock Purchase Agreement, dated September 8, 1997, between the Company and Mr. David Turock and (iv) two Warrants for the Purchase of Common Stock, dated July 2, 1997, between the Company and Prime Leasing, Inc. ("Prime Leasing," and together with the Debenture, the Tanner Unman Warrantholders and Mr. Turock, the "Selling Stockholders"). The registration of the Shares does not necessarily mean that any of the Shares will be offered and sold by the holder thereof. See "Use of Proceeds."

    The Common Stock is listed on the Nasdaq National Market under the symbol "IDTC." On December 8, 1997, the last reported sales price as reported by the Nasdaq National Market was $22 22/32 per share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The Selling Stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

    The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.
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    The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 9, 1997
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                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website (http://www.sec.gov) containing reports, proxy statements and other information of registrants, including the Company, that file electronically with the Commission. In addition, the Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments, schedules and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission (File No. 0-27898) pursuant to the Exchange Act are incorporated herein by reference:

(1) the Company's Annual Report on Form 10-K/A for the fiscal year ended July 31, 1997; and

(2) the description of the Company's Common Stock contained in the Company's Certificate of Incorporation, filed as Exhibit 3.01 to the Company Registration Statement on Form S-1 filed February 21, 1996 (no. 333-00204).

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 294 State Street, Hackensack, New Jersey 07601 or by telephone at (201) 928-1000.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or

                                       2
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superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    As used in this Prospectus, unless the context otherwise requires, the terms the "Company" and "IDT" refer to IDT Corporation, a Delaware corporation, its predecessor, International Discount Telecommunications, Corp., a New York corporation, and their subsidiaries, collectively.

                                  THE COMPANY

    IDT is an international telecommunications company that offers a broad range of integrated and competitively priced long-distance telephone and Internet access services in the U.S. and abroad, and recently began offering Internet telephony services.

    The Company was incorporated in Delaware in December 1995. Its principal executive offices are located at 294 State Street, Hackensack, New Jersey, 07601, and its telephone number is (201) 928-1000.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

    Of the 1,849,871 shares of Common Stock that may be offered pursuant to this Prospectus, 312,500 shares may be offered by Mr. David Turock, who acquired his shares pursuant to a Stock Purchase Agreement, dated September 8, 1997, with the Company (the "Stock Purchase Agreement"), 99,004 shares (subject to anti-dilution adjustments) may be offered by Prime Leasing, Inc. upon exercise of Warrants, dated July 2, 1997, issued to Prime Leasing, Inc. by the Company ("the Warrants") and 75,000 shares (subject to anti-dilution adjustments) may be offered by the Tanner Unman Warrantholders upon exercise of warrants issued by the Company.

    In addition, on September 5, 1997, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with RGC International Investors, LDC, Pangaea Funds Ltd., Special Situations Private Equity Fund, L.P. and Halifax Fund L.P. (collectively the "Debenture Investors") pursuant to which it issued Convertible Debentures with an aggregate principal amount of $7,500,000 (the "Debentures"). The Debentures, including the principal amount and all unpaid accrued interest, are convertible into Common Stock at the option of each Debenture Investor at a conversion price (the "Conversion Price") equal to the lower of $15.16 per share or the lowest closing price on any one trading day during the twelve consecutive trading day period preceding the date that notice of conversion is given to the Company. Any principal amount or unpaid accrued interest outstanding on September 5, 2000 will be automatically converted into shares of Common Stock.

    The number of shares set forth in the table below with respect to each of the Debenture Investors represents an estimate of the number of shares of Common Stock that will be offered by each of them. The actual number of shares of Common Stock issuable upon conversion of the Debentures is indeterminate, is subject to adjustment, and could be materially less or more than such estimated number, depending on factors that cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Debentures by reason of the floating rate conversion price mechanism or the other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Debentures, if the Debentures had actually been converted on September 5, 1997 the conversion price

                                       3
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would have been $8.25 (the lowest closing bid price of the Common Stock for the twelve consecutive trading days immediately preceding such date) at which price the Debentures would have been converted into approximately 909,090 shares of Common Stock. Pursuant to the terms of the Debentures, the Debentures are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted portions of the Debentures) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act.

    Subject to the preceding paragraph, the following table sets forth certain information known to the Company with respect to the beneficial ownership of each Selling Stockholder as of September 5, 1997, as to (i) the number of shares of Common Stock beneficially held by the Selling Stockholder, (ii) the maximum number of Shares that may be offered pursuant to the Prospectus, (iii) the number of shares of Common Stock and percentage of outstanding shares of Common Stock that will be held by each Selling Stockholder after the sale of the Shares, assuming all shares are sold by the Selling Stockholder. The registration of the Shares does not necessarily mean that any of the Shares will be offered and sold by the holder thereof.

                                                                                                   SHARES
                                                           SHARES           NUMBER OF        BENEFICIALLY OWNED
                                                     BENEFICIALLY OWNED      SHARES          AFTER THE OFFERING
                                                        PRIOR TO THE         OFFERED     --------------------------
                                                          OFFERING           HEREBY        NUMBER      PERCENTAGE
                                                     -------------------  -------------  -----------  -------------
Selling Stockholder
RGC International Investors, LDC...................         727,129           727,129             0             0
Pangaea Funds Ltd..................................         181,782           181,782             0             0
Special Situations Private Equity Fund, L.P........         272,674           272,674             0             0
Halifax Fund L.P...................................         181,782           181,782             0             0
Tanner Unman & Co..................................          35,766            35,766             0             0
Mr. Lucas Tanner...................................          15,000            15,000             0             0
Unman Investments, Inc.............................          12,376            12,376             0             0
Coffin & Sons, Inc.................................          11,858            11,858             0             0
Mr. David Turock...................................         312,500           312,500             0             0
Prime Leasing, Inc.................................          99,004            99,004             0             0

                              PLAN OF DISTRIBUTION

    The Shares offered for sale hereby may be sold from time to time by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest in one or more transactions (which may involve block transactions) on the Nasdaq National Market, or such other market on which the Common Stock may from time to time be trading in the over-the-counter market in negotiated transactions, through the writing of options on the shares, short sales or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). In addition, any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

    To comply with the securities laws of certain states, if applicable, the Shares will be sold therein only through brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with. The Company is obligated pursuant to the Securities Purchase Agreement, the Stock

Purchase Agreement and the Warrants described herein to register or qualify the Shares under the securities or blue sky laws of such jurisdictions, as applicable.

    Any broker-dealers who participate in a sale of the Shares may be deemed to be "underwriters" within the meaning of Sections 11 and 12 of the Securities Act and Rule 10b-5 of the Exchange Act, and any commissions received by them, and proceeds of any such sales as principals, may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent any of the Selling Stockholders may be deemed to be acting as an underwriter, such Selling Stockholder may be subject to certain statutory liabilities of the Securities Act.

    In addition, the Selling Stockholders and any other person participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M (and Rules 100 to 105 thereof), which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders and any other such person. Furthermore, pursuant to such regulations, any person engaged in a distribution of Common Stock may not simultaneously engage in market-making activities with respect thereto during the period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities to effect syndicate covering transactions, to impose penalty bids, or to effect passive market making bids. All of the foregoing may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

                                 LEGAL MATTERS

    Certain legal matters with respect to this offering will be passed upon for the Company by Joyce Mason, Esq., General Counsel.

                                    EXPERTS

    The consolidated financial statements of IDT Corporation at July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997 incorporated by reference in this Prospectus and the related Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Selling Stockholders......................................................    3
Plan of Distribution......................................................    4
Legal Matters.............................................................    5
Experts...................................................................    5

                                1,849,871 SHARES

                                IDT CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                DECEMBER 9, 1997

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